UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 31, 2023

Public Shrek Royalties LLC
(Exact name of issuer as specified in its charter)

Delaware	92-0336540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 1
Other Events
Material Agreements Signed
On October 31, 2023, Public Shrek Royalties LLC, a Delaware limited liability company (the “Company”), entered into an intercompany agreement, in the same form as filed as Exhibit 6.3 to the offering statement of the Company to which this current report relates, with Otis Wealth, Inc. (the “Manager”), pursuant to which the Manager agreed to advance the company any additional funds required to consummate the acquisition from the Manager of 25% of the right, title and interest of composer Harry Gregson-Williams, along with a security interest, in the songwriter’s life of rights share of all public performance royalties attributable to the related works (collectively, the “underlying asset”).
In anticipation of the closing of the offering of membership interests in the Company (“interests”), on October 31, 2023, the Company entered into an assignment of interest, pursuant to which the Manager assigned, transferred and conveyed to the Company the underlying asset for consideration of $868,000, such amount to be paid following the closing of the offering of interests.
In connection with the foregoing, the Company entered into an asset management and administrative services agreement with the Manager, in its capacity as both managing member and asset manager, our manager agrees to take any reasonable action necessary to enforce, and cover any cost associated with enforcing, the contractual rights held in connection with the underlying asset. Additionally, the Company entered into a royalty accounting agreement, in the same form as filed as Exhibit 6.3 to the offering statement of the Company to which this current report relates, with Royalty Exchange, Inc. (“Royalty Exchange”), pursuant to which Royalty Exchange was engaged to collect royalty payments from BMI as distributor, account for the Company’s interest (the underlying asset) and distribute payment to the Company accordingly. The Company will agree to pay Royalty Exchange a fee of 5% of each royalty payment as compensation for these services.
Offering Closing Update
On November 30, 2023, the Company finalized the closing the offering of interests and received and closed subscriptions of $889,700.
Secondary Trading Update
Otis Wealth, Inc. (the “Manager”), the manager of the Company, is a wholly owned subsidiary of Public Holdings, Inc., a Delaware corporation (“Public”). Public operates the web- and mobile app-based platform called Public.com (the “Public Platform”).
The Public Platform will, on the date communicated through the Public Platform, enable investors to buy and sell interests via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“NCPS”). As of the date hereof, the PPEX ATS is the sole trading platform approved by the Manager for secondary transfers of interests (for the avoidance of doubt, transfers may occur outside of a trading platform).
Effective November 9, 2023, the Company entered into a PPEX ATS Company Agreement with NCPS, pursuant to which NCPS is providing access to the PPEX ATS for facilitation of secondary transactions, which enables investors to buy and sell their holdings via the PPEX ATS. Pursuant to the agreement, NCPS’ role is limited to providing access to the PPEX ATS to facilitate unregistered resale transactions of securities. NCPS is not providing any advice (including, without limitation, any business, investment, solicitation, legal, accounting, regulatory, tax or other advice) in connection with the engagement or its provision of services.
NCPS is a broker-dealer registered with the Securities and Exchange Commission (the “Commission”) and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) and operates the PPEX ATS, an electronic alternative trading system registered with the Commission and FINRA on Form ATS.
The PPEX ATS Company Agreement may be terminated by either party on 30 days’ prior written notice. NCPS may terminate or suspend access to the PPEX ATS or terminate the agreement immediately for breach, upon the occurrence of any event that could prevent NCPS from operating the PPEX ATS or if NCPS determines that the security or normal operation of the PPEX ATS has been compromised and cannot be promptly cured, and may also terminate or suspend access to the PPEX ATS if directed to do so by a governmental, judicial or regulatory authority or self-regulatory organization. Additionally, the Company agreed to confidential, binding arbitration.
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NCPS, as operator of the PPEX ATS, receives (a) a one-time application fee of $500 and (b) a monthly subscription fee of $35 per month, in each case to be paid by the Manager. Further, NCPS will be reimbursed for any reasonable and documented out-of-pocket expenses incurred in connection with due diligence, including, without limitation, bad actor and background checks and reasonable counsel fees. The Manager will not be reimbursed for payment of any such subscription fees or expenses.
Secondary transactions submitted via the Public Platform will be executed on the PPEX ATS through Dalmore Group, LLC (“Dalmore”). Dalmore is a broker-dealer registered with the Commission and a member of FINRA and SIPC. In connection therewith, effective November 30, 2023, the Company engaged Dalmore to execute secondary transactions on the PPEX ATS pursuant to a Secondary Market Transactions Engagement Letter. Pursuant to the agreement, Dalmore’s role in the offering is limited to acting as agent on behalf of participants in secondary trading on the Public Platform to review, approve and facilitate execution of transactions on the PPEX ATS, and providing services related thereto. Dalmore will not underwrite or purchase securities. The Company agreed to indemnify Dalmore and each of its affiliates and their respective representatives and agents for any losses incurred in any proceeding arising out of their engagement or any matter referred to in the Secondary Market Transactions Engagement Letter, except to the extent caused by the gross negligence or willful misconduct of the indemnified party, and to reimburse any such person for legal and other expenses incurred in connection with any such proceeding. Additionally, the Company agreed to binding arbitration. The agreement may be terminated by either party on 30 days’ prior written notice.
In connection therewith, Dalmore receives a commission of up to 5% of the gross proceeds (up to 2.5% from the buyer and up to 2.5% from the seller involved in a transaction) from sales of interests on the Public Platform, such specific percentage as disclosed on the Public Platform. These fees are subject to change, as further disclosed on the Public Platform. For the avoidance of doubt, the Company is not responsible for these fees.
An active trading market for interests may not develop or be sustained. If an active public trading market for interests does not develop or is not sustained, it may be difficult or impossible to resell interests at any price. Even if an active market does develop, the market price could decline below the amount paid for given interests.
If the market develops for interests, the market price of interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. Further, there can be no assurance that the PPEX ATS will provide an effective means of selling interests. In light of a variety of factors, including, without limitation, the small market capitalization of the Company, there is no guarantee that the PPEX ATS will provide a reliable or effective means of price discovery. Accordingly, any bid or ask prices or historical transactions should not be construed as representative of the fair value of the interests or a direct or indirect value of the underlying asset of the company.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should be considering in conjunction with the cautionary statements that are included in our filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
6.6	PPEX ATS Company Agreement, dated November 9, 2023, between Public Sneaker Collection LLC and North Capital Private Securities Corporation
6.7	Secondary Market Transactions Engagement Letter, dated November 30, 2023, between Public Sneaker Collection LLC and Dalmore Group, LLC

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SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023	PUBLIC SHREK ROYALTIES LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director